Exhibit 99.1

For Immediate Release

May 23, 2008

DRAXIS Health Shareholders Approve Acquisition by
Jubilant

TORONTO, ONTARIO May 23, 2008 — DRAXIS Health Inc. (“DRAXIS” or the “Company”) (TSX: DAX) (NASDAQ: DRAX) announced today that the plan of arrangement under the Canada Business Corporations Act, involving DRAXIS, its shareholders and Jubilant Acquisition Inc. (the “Purchaser”), an indirect wholly-owned subsidiary of Jubilant Organosys Ltd., was approved by 99% of the votes cast by holders of DRAXIS’ common shares, which is in excess of the 66 2/3% approval requirement. The plan of arrangement, when it becomes effective, will result in the acquisition by the Purchaser of all the outstanding common shares of DRAXIS for U.S.$6.00 in cash per common share.

Of the total common shares issued and outstanding, 77% were voted either in person or by proxy at the annual and special meeting of DRAXIS shareholders, held earlier today.

The closing of the transaction is subject to customary closing conditions, including receipt of a Final Order from the Québec Superior Court approving the plan of arrangement. The hearing in respect of the Final Order is expected to take place on Tuesday, May 27, 2008 at 9:00 a.m. (Montréal time). The transaction is expected to close shortly thereafter.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                       the potential acquisition of DRAXIS by Jubilant, by way of plan of arrangement, in an all cash transaction at US$6.00 per outstanding share (the “Acquisition);

•                       the ability of each of Jubilant and DRAXIS to satisfy all of the closing conditions to complete the Acquisition;

•                       the achievement of desired clinical trial results related to DRAXIS’ pipeline products;

•                       timely regulatory approval of DRAXIS’ products;

•                       the ability to comply with regulatory requirements applicable to the manufacture and marketing of DRAXIS’ products;

•                       DRAXIS’ ability to obtain and enforce effective patents;

•                       the non-infringement of third party patents or proprietary rights by DRAXIS and its products;

•                       factors beyond DRAXIS’ control that could cause interruptions in operations in its single manufacturing facility (including, without limitation, material equipment breakdowns);

•                       reimbursement policies related to health care;

•                       the establishment and maintenance of strategic collaborative and commercial relationships;

•                       DRAXIS’ dependence on a small number of key customers;

•                       the disclosure of confidential information by DRAXIS’ collaborators, employees or consultants;

•                       the preservation of healthy working relationships with DRAXIS’ union and employees;

•                       DRAXIS’ ability to grow the business;

•                       the fluctuation of DRAXIS’ financial results and exchange and interest rate fluctuations;

•                       the adaptation to changing technologies;

•                       the loss of key personnel;

•                       the avoidance of product liability claims;

•                       the loss incurred if current lawsuits against DRAXIS succeed;

•                       the volatility of the price of DRAXIS’ common shares;

•                       market acceptance of DRAXIS’ products; and

•                       the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by DRAXIS with the United States Securities and Exchange Commission and which is also filed as DRAXIS’ Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to DRAXIS generally, reference is made to DRAXIS’ most recent filings with the United States Securities and

Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by DRAXIS with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent DRAXIS’ expectations as at May 22, 2008.  Unless otherwise required by applicable securities laws, DRAXIS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:

Jerry Ormiston

DRAXIS Health Inc.

Phone:    1-877-441-1984